August 3, 2010

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Request for Withdrawal of Registration Statement
Form S-1/A Amendment No. 3 (File No. 333-163612) Filed August 3, 2010

Ladies and Gentlemen:

IA Global, Inc., (the “Registrant”), hereby requests the withdrawal of registration, as of the date hereof or as soon as practicable hereafter, pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the registration statement on Form S-1/A Amendment No. 3 (File No. 333-163612), filed by the Registrant with the Securities and Exchange Commission (the “Commission”) on August 3, 2010.

The Registration Statement was filed in error as Amendment No. 3. A previously filed Amendment No. 2 registration statement, filed on February 26, 2010, has already been declared effective by the Commission on March 9, 2010. Accordingly, the Registrant’s Amendment No. 3 should have been filed as Post Effective Amendment No. 1.

The Registrant requests that, in accordance with Rule 457(p) promulgated under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Sincerely,

IA GLOBAL, INC.

By:	/s/ Mark Scott
Name:	Mark Scott
Title:	Chief Financial Officer